
DOORDASH

INVEST IN **SWIFT RIDE**

Easy car access for gig drivers

swiftride.net Atlanta, GA

Highlights

1. $902K revenue in 22 months from launch
2. 500% YoY revenue growth
3. Waitlist oversubscribed by 400%
4. First cars subscribed with $0 marketing spend.
5. Highly technical founders custom app built in-house: subscribe, unlock, manage your car 100% digital

Featured Investor



Mukund Kaushik
Syndicate Lead

Follow

Invested $5,000

"As someone who successfully developed Honda's connected car platform and led transformative technology initiatives across the Consumer Packaged Goods, Healthcare, and Clean Energy sectors, I have always been passionate about blending innovation with real-world impact. This journey has led me to the Swift Ride team, where we share the belief that traditional car ownership, burdened by depreciation and high barriers to entry, no longer serves the needs of modern society. Swift Ride is redefining access by empowering individuals who may lack credit or cash to participate in the gig economy, earn a sustainable income, and achieve mobility on their own terms. Swift Ride represents a movement addressing a significant societal challenge with empathy, advanced technology, and a solid business model. Their vision addresses real problems and unlocks meaningful economic opportunities. I'm proud to support Swift Ride and invite you to join us in backing this extraordinary team and mission. Your investment could help drive this transformation forward and create a lasting impact in people's lives."

Our Team



Sani Abdullah CEO

Bootstrapped Swift Ride from an idea to $524K in revenue in under 12 months. Raised $130,000 in pre-seed funding from angel investors and early believers. Leveraged AI to cut labor costs by 45% and scale operations efficiently.



Faizan Naveed COO

Ran a used car dealership before founding Swift Ride—saw the pain of ownership and financing firsthand. Deep understanding of fleet logistics, registration, title work, and car acquisition at scale



Teng Zhang CTO

Ex-Chase Data Scientist with deep backend + AI experience Designed and led the build of Swift Ride's full tech stack: app, backend, keyless access & admin tools Integrated telematics, Stripe, and real-time support into a seamless, self-hosted system



Hakeem Ibrahim Senior Developer and Technology Advisor

Masters and PhD in Computer Science Professor at De Montfort University 2 x CTO with one successful exit Developed Swift Ride's Bluetooth vehicle access, enabling seamless keyless entry via smartphone



Nabil Sani Full Stack Mobile Developer

Implemented in-app paywall, increasing on-time payments by 60% and eliminating delinquencies Integrated mobile chat support for real-time help, cutting response times by 40% Built facial + driver's license scanning for seamless identity verification



Mukund Kaushik Advisor

Former CTO of Honda Named Top 10 most influential CTOs in 2023



Cory R. Cox Advisor

Scaled teams and revenue 200%+ in under a year. Led digital and GTM strategies to multimillion-dollar wins. Built teams and hit aggressive growth targets.



Agustin Perret-Gentil Vice President of Fleet operations and Strategy

Former COO & CAO at AmeriDrive, led data-driven growth and scaled gig-mobility operations.



Daniel Florence Advisor

Transformed the U.S. rental car industry rising from Dollar Thrifty leadership to Hertz VP, then driving exponential growth as COO of Sixt USA.

Making cars accessible to gig drivers

What is a Gig Driver?

A **gig driver** is anyone who earns income by using their vehicle to provide services on platforms like Uber, Lyft, DoorDash, Instacart, Amazon Flex, and others.

36% of U.S. workers now participate in the gig economy with **9% earning money,** driving for apps like Uber, Lyft and DoorDash in the past year

For millions of these workers, **access to a reliable car** isn't just convenience, it's their livelihood.


DOORDASH
DOORDASH

Getting access to cars is a gig driver's pain point

Traditional vehicle ownership creates massive barriers for gig workers, inflexible loans, unpredictable repairs, and rising insurance costs


Problem: Car ownership is broken for gig drivers.
Financial Barrier
$20,728
Average annual cost for car ownership for gig driver
Vehicle Access
38%
Cite vehicle access as a main barrier
Vehicle Insurance
60%
Increase in the cost of vehicle insurance since 2021
Without reliable vehicle access, millions of potential gig workers can't access earning opportunities
(AAA, 2024)
gridwise, 2025
Labor Department Data

Swift Ride is the modern solution

A flexible, app-based car subscription built *for* gig workers *by gig workers* designed to match the way they actually live and earn. No loans. No long-term contracts. No barriers to getting on the road.

How it works

Subscribe. Choose. Drive. It's that simple.

▯ Subscribe

Download the app, verify your license, and place a refundable deposit.

▯ Choose Your Car

Browse real-time inventory. Select the car, pickup date, and location. Confirm instantly all from your phone.

Drive

Pick up from a nearby Swift Ride lot or, if you're within 25 miles, we'll deliver the car to you for free. Unlock with your phone and hit the road. Pause, switch, or extend anytime. Return to pick up location when you no longer need it.


Hello, Sani
Select your subscription plan
Compact
Premium
Standard
Rideshare
View Cars
Rent
Keys
LOCK
Location
Security
Proximity
Subscribe
Choose
Drive

Initial traction

We launched in Atlanta and grew from $10,000 in Monthly Recurring Revenue (MRR) in July 2023 to over $39,000 MRR by March 2025 — a 4x increase in under 2 years.

⚡ 18% Growth MoM: Our early months show strong, consistent growth fueled by high local demand and efficient operations.

New App Integration (Nov 2024): A temporary dip occurred during our tech transition — a necessary pause to launch our next-gen platform.

Plateau: No Inventory (Jan–Mar 2025): Our growth hit a ceiling simply because we ran out of vehicles — we were fully booked out with no cars left to offer. Demand remained strong, but our fleet hit capacity.


Monthly Revenue
Plateau: No inventory
18% Growth MoM
New App integration
$40,000
$30,000
$20,000
$10,000
$0
Jul 23'
Aug 23'
Sept 23'
Oct 23'
Nov 23'
Dec 23'
Jan 24'
Feb 24'
Mar 24'
Apr 24'
May 24'
Jun 24'
Jul 24'
Aug 24'
Sept 24'
Oct 24'
Nov 24'
Dec 24'
Jan 25'
Feb 25'
Mar 25'
Apr 25'
May 25'

Total Addressable Market (TAM)

8.5-9M Vehicle-Based Gig Workers in US

The gig economy revolution has created millions of workers who rely on their vehicles as essential tools for earning income. This represents the broadest potential market for Swift Ride's subscription model.

2.7M Drivers Needing Vehicle Access

Nearly one-third of all gig workers lack access to a suitable vehicle for their work, creating a critical gap in the market that Swift Ride is positioned to fill with our flexible subscription model.

1.5M Active Rideshare Drivers

The rideshare industry alone represents a massive opportunity, with full-time drivers spending upwards of $15K-20K annually on vehicle costs, insurance, and maintenance.

$12B+ Annual Subscription Market Potential

- With an average subscription value of $450/week for rideshare drivers, the total addressable market represents a significant revenue opportunity for Swift Ride.


Total Addressable Market
8.5-9M
Vehicle-based gig workers in US
2.7M
Drivers needing vehicle access
1.5M
Active rideshare drivers
$12B+
Annual subscription market potential

Beachhead Market: Atlanta

30,000 Active Rideshare Drivers in Atlanta

Atlanta's growing gig economy and limited public transportation make it an ideal launch market with a high concentration of drivers needing reliable vehicle access.

9,000 Drivers Needing Vehicle Access

Our market research indicates that 30% of Atlanta's rideshare drivers are either renting overpriced vehicles, using outdated cars, or working limited hours due to vehicle constraints.

1,800 Drivers: Realistic Initial Capture (20%)

With focused marketing and proven unit economics, we project capturing 20% of the addressable market within 18 months of targeted operations.

$37.3M Atlanta TAM

At $399/week, our beachhead market alone represents a $37.3M annual revenue opportunity in Atlanta.


Atlanta
Active Rideshare Drivers: 30,000
Drivers Needing Vehicle: 9,000
Realistic Capture (20%): 1,800
Atlanta TAM: $37.3M

Beachhead market

Expansion Strategy*

Phase 1: 2025 - Atlanta & Miami

- Establish market dominance in Atlanta
- Launch Miami as second market validation
- Build operational playbook for expansion
- Target combined annual revenue of $6M+

Phase 2: 2026 - LA, Dallas, Philadelphia

- Scale to top-tier gig economy markets
- Leverage World Cup event demand
- Introduce fleet management partnerships
- Projected revenue: $12.5M+

Phase 3: 2027 - New York, Boston

- Enter high-density, high-value markets
- Deploy full product suite including premium options
- Scale technology platform for nationwide coverage
- Target revenue: $15M+

Our phased expansion approach allows us to prove and refine our model in manageable markets before tackling the complexities of New York and other major metros, ensuring capital efficiency and operational excellence at scale.


Legend
Phase 1: 2025 Atlanta, Miami
Phase 2: 2026 LA, Dallas, Philly
Phase 3: 2027 NY, Boston

**Forward-looking statements are not guaranteed.*

Ride share plan

Every new subscriber pays a $200 refundable deposit and chooses either a daily or weekly charge frequency (minimum is one week). Each new signup generates at least $260 in revenue on day one.

Rideshare Plan – *Flat $399/week*

Includes:

♾ Unlimited mileage

▯ Unlimited maintenance & roadside assistance

▯ Eligible for rideshare platforms

▯ Daily payment options available


SWIFT RIDE

Uber driver unlocking a swift ride car with the app

The Competition

Car Subscription Services

Examples: Hertz My Car, Subscribe with Enterprise, Flexdrive

▯ **What They Offer**: Month-to-month flexibility and basic vehicle access.

▯ **Why They Fall Short for Gig Drivers:**

- No dedicated gig-economy features (mileage tracking, earnings integration)
- Missing essential services that drivers need: same-day maintenance, 24/7 roadside assistance
- Complex approval processes and credit checks slow down access
- Hidden fees that eat into driver earnings
- Limited vehicle selection suitable for rideshare work

Swift Ride Difference: Purpose-built for gig drivers with unlimited mileage, instant approvals, and platform-specific optimizations

Rental Car Services

Examples: Enterprise, Avis, Hertz, Kyte

What They Offer: Short-term rentals with optional delivery

Why They Fall Short for Gig Drivers:

- Prohibitive weekly/monthly rates not optimized for gig economics
- Vehicles not approved for rideshare platforms
- No predictable costs - rates fluctuate wildly during peak times
- Lack of dedicated maintenance and support for high-mileage use
- Additional insurance requirements that increase costs

Swift Ride Difference: Fixed pricing, pre-approved vehicles, and comprehensive commercial insurance included

Carsharing Services

Examples: Zipcar, Turo, Getaround

What They Offer: Peer-to-peer and hourly rentals

Why They Fall Short for Gig Drivers:

- Unpredictable availability during prime earning hours
- Limited selection of rideshare-eligible vehicles
- No professional maintenance or quality control
- Time limits that restrict earning potential
- Lack of commercial insurance coverage

Swift Ride Difference: Dedicated fleet maintained to rideshare standards with guaranteed availability

Why Swift Ride Wins

Swift Ride is the only platform built specifically for gig economy success:

- **Driver-First Technology:** Earnings optimization, maintenance scheduling, platform integration
- **Rideshare Ready:** Every vehicle pre-approved for Uber, Lyft, DoorDash, and more
- **Unlimited Earning Potential:** True unlimited mileage with no time restrictions
- **Predictable Economics:** Fixed weekly rates that align with driver cash flow
- **Professional Support:** 24/7 roadside assistance and same-day maintenance

> *While others may attempt to serve gig drivers as an afterthought, Swift Ride's entire business model - from our pricing structure to our technology platform - is engineered for driver success. We're not adapting an old model; we're creating the future of gig economy mobility.*


Not gig optimized
Gig Optimized
SWIFT RIDE
BUGGY
RIDESHARE
Other platforms
Hertz
Rentals
Dealerships
Car Leasing
Leasing
Less Flexible
More Flexible

Investment Ask

We are raising $2M to:

Expand our engineering and support teams

Enhance our mobile platform and back-office systems

Scale go-to-market efforts

Grow in our core and new markets


Investment Ask
We're raising $2,000,000 to...
• Expand our engineering and support teams
• Enhance our mobile platform and back-office systems
• Scale go-to-market efforts
• Grow in our core and new markets
Equiment
10.2%
Engineering and product
40.9%
Marketing & Growth
30.7%
Wefunder
7.9%
Property
10.2%

Company Structure

At Swift Ride, we've structured our business into two distinct entities to maximize growth, minimize risk, and provide transparency for investors:

▯ Swift Ride, Inc. (C-Corp)

Owns the app, backend, and brand.

▯ Raising equity on Wefunder to scale tech, support, and go-to-market operations.

▯ Swift Ride Holdings, LLC

Owns the vehicles, manages maintenance & insurance, and secures vehicle financing through debt — ▯ *without diluting equity investors.*

▯ This structure gives us the flexibility to scale aggressively while protecting investors from fleet-related risk and keeping our focus on tech-first, high-leverage growth.


Inc: For Tech
Swift Ride, Inc. (C-Corp)
💡 Owns the technology platform
📱 Develops the app, backend, user experience
📈 Raises equity from investors (Wefunder)
🌍 Expands go-to-market and customer support
💬 Manages subscriptions, billing, and support
LLC: For Cars
Swift Ride Holdings (LLC)
🚗 Owns and manages vehicle assets
🛠️ Handles maintenance, insurance, depreciation
💵 Uses debt to finance vehicle acquisition
📊 Earns revenue by selling subscriptions
🔒 Shields equity investors from fleet-related liabilities

The Team

Sani Abdullah – CEO

- Electrical Engineer with expertise in AI and software development.
- Driving Swift Ride's vision of tech-enabled mobility and smart vehicle access.

Teng Zhang – CTO

- Big Data Science and Software Engineering.
- Architecting scalable platforms and AI-powered fleet solutions.

Faizan Naveed – COO

- 4 years managing dealership operations at Atlanta Cars.
- Expert in automotive logistics, customer experience, and scaling ops.

Mukund Kaushik – Advisor

- 25+ years leading digital transformation at Fortune 500 companies, including Honda and Stellantis.
- Expertise in operations, business strategy, and growth.

Daniel Florence – Advisor

- Seasoned Mobility & Car Rental Executive with over 25 years of leadership experience at major transportation companies including AmeriDrive (CEO & COO), SIXT (COO North America), car2go, and Hertz, managing large-scale operations across the U.S.

Agustin Perret-Gentil – VP of Fleet Operations

- Strategic Operations & Analytics Leader in Mobility with over a decade of experience spanning executive roles at AmeriDrive (COO & Chief Analytics Officer), where he scaled subscription-based car access models and built robust data and financial systems to guide growth and manage risk.

Cory R. Cox – Advisor

- 20+ years scaling revenue, sales, and go-to-market teams across automotive, SaaS, and fintech.
- Leadership roles at Ford, Nissan, and multiple high-growth startups.


The Team
Sani Abdullah
CEO
Teng Zhang
CTO
Faizan Naveed
COO
Mukund Kaushik
Advisor
Cory R. Cox
Advisor
A.P Gentil
VP Fleet operations
Daniel Florence
Advisor
RIT
RIT
dollar.
Thrifty
Hertz

A Letter From the CEO

Dear Investor,

We started Swift Ride because we saw the hustle and the roadblocks.

Gig drivers power today's economy, but too many are locked out of opportunity because they can't afford a car, get stuck in predatory leases, or waste time with broken systems.

At Swift Ride, we believe access to a car should be as simple and flexible as getting a Netflix subscription not a five-day ordeal at a dealership.

We're building the platform that lets gig workers hit the road, earn on their terms, and unlock new income with no down payments, no hidden traps, and instant access.

Today, Swift Ride is already serving drivers who deliver, ride-share, hustle, and dream bigger.

We've bootstrapped to $39K in monthly recurring revenue, built a waitlist of 1000+ drivers, and proven the need is real and growing fast.

Now, we're inviting you to join the ride and help power the future of work.

Thank you for believing in a better way.

Sani Abdullah

CEO

Swift Ride